Confidential draft No. 2 as confidentially submitted to the Securities and Exchange Commission on October 24, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

JUNO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	46-3656275
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

307 Westlake Avenue North, Suite 300

Seattle, Washington 98109

(206) 582-1600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hans E. Bishop

President and Chief Executive Officer

307 Westlake Avenue North, Suite 300

Seattle, Washington 98109

(206) 582-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis Michael Nordtvedt Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104-7036 (206) 883-2500	Bernard J. Cassidy Zachary D. Hale Office of the General Counsel 307 Westlake Avenue North, Suite 300 Seattle, Washington 98109 (206) 582-1600	B. Shayne Kennedy Brian Cuneo Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 (714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer ☐
Non-accelerated filer	☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum aggregate offering Price(1)	Amount of Registration Fee
Common Stock $0.0001 par value per share	$

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This confidential draft No. 2 of the draft registration statement on Form S-1, or the Form S-1, of Juno Therapeutics, Inc. is being confidentially submitted solely for the purpose of adding Exhibits to the Form S-1, confidentially submitted on September 12, 2014. This confidential draft No. 2 does not modify any provision of the prospectus that forms a part of the Form S-1 and accordingly such prospectus is not reproduced in this confidential draft No. 2.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc.’s filing fee and The NASDAQ Global Select Market listing fee.

Amount to be Paid

SEC registration fee	$	*
FINRA filing fee		*
The NASDAQ Global Select Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us in the past three years. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a)	In August 2013, we issued and sold 4,388,060 shares of our common stock to an accredited investor at $0.002 per share.

(b)	In October 2013, we issued and sold an aggregate of 35,000,000 shares of Series A convertible preferred stock at $1.00 per share, for aggregate proceeds of $35,000,000, to two accredited investors.

(c)	In October 2013, we issued an aggregate of 9,000,000 shares of Series A-1 convertible preferred stock and 900,000 shares of common stock to ZBS Holdings, LLC (fka ZetaRx Biosciences, Inc.) in connection with the closing of the asset purchase agreement with ZetaRx Biosciences, Inc., or ZetaRx.

(d)	In October 2013, we issued and sold an aggregate of 1,055,001 shares of Series A convertible preferred stock at $1.00 per share, to six accredited investors, in exchange for the cancellation of promissory notes with an aggregate principal balance of $1,055,001 assumed in connection with the closing of the asset purchase agreement with ZetaRx.

(e)	In October 2013, we issued an aggregate of 13,099,995 shares of our common stock as part of the consideration for an exclusive worldwide, sublicensable license to certain patent rights, and a non-exclusive, worldwide license to certain technology to discover, develop, make and commercialize licensed products and services for the treatment of human cancers under a license agreement with Fred Hutchinson Cancer Research Center.

(f)	In November 2013, we issued and sold 1,453,594 shares of our common stock to an accredited investor at $0.002 per share.

(g)	In November 2013, we issued an aggregate of 2,000,000 shares of our common stock as part of the consideration for an exclusive worldwide sublicensable license to discover, develop, make and commercialize licensed products and services for therapeutic and diagnostic uses under a license agreement with Memorial Sloan Kettering Cancer Center.

(h)	In December 2013, we issued and sold an aggregate of 31,667,672 shares of Series A convertible preferred stock at $1.00 per share, for aggregate proceeds of $31,667,672, to a total of 23 accredited investors.

(i)	In July 2014, we issued and sold an aggregate of 20,000,000 shares of Series A convertible preferred stock at $1.00 per share, for aggregate proceeds of $20,000,000, to two accredited investors.

(j)	In April and May 2014, we issued and sold an aggregate of 31,312,098 shares of Series A-2 convertible preferred stock at $1.00 per share, for aggregate proceeds of $31,312,098, to a total of 41 accredited investors.

(k)	In June 2014, we issued and sold an aggregate of 31,312,098 shares of Series A-2 convertible preferred stock at $1.00 per share, for aggregate proceeds of $31,312,098, to a total of 41 accredited investors.

(l)	In July 2014, we issued and sold an aggregate of 31,312,108 shares of Series A-2 convertible preferred stock at $1.00 per share, for aggregate proceeds of $31,312,108, to a total of 41 accredited investors.

(m)	In August 2014, we issued and sold an aggregate of 48,978,730 shares of Series B convertible preferred stock at $2.73 per share, for aggregate proceeds of $133,711,933, to a total of 51 accredited investors.

(n)	From September 2013 through August 2014, we granted an aggregate of 43,510,551 shares of our restricted stock to certain employees, directors and consultants under the registrant’s 2013 Equity Incentive Plan, of which 400,000 unvested shares returned to our company upon termination of awards.

(o)	In September and October 2014, we granted stock options to purchase an aggregate of 8,006,908 shares of common stock to certain employees and a director under the registrant’s 2013 Equity Incentive Plan at a weighted average exercise price of $1.60 per share.

The offers, sales, and issuances of the securities described in Items 15(a) through 15(m) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items 15(n) through 15(o) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2013 Equity Incentive Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering
3.2*	Form of Amended and Restated Bylaws, to be effective upon completion of this offering
4.1†	Third Amended and Restated Investors’ Rights Agreement, dated August 1, 2014, by and among the registrant and the investors named therein
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1#	Exclusive License Agreement, dated November 1, 2009, by and between City of Hope and ZetaRx, LLC, predecessor to the registrant
10.2*	Patent and Technology License Agreement, dated November 1, 2009, by and between Fred Hutchinson Cancer Research Center and ZetaRx, LLC, predecessor to the registrant
10.3*	Patent and Technology License Agreement, dated January 2, 2012, by and between Fred Hutchinson Cancer Research Center and ZetaRx BioSciences, Inc., predecessor to the registrant
10.4*	Collaboration Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant
10.5	Letter Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant
10.6*	Patent and Technology License Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant
10.7(A)*	Exclusive License Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.7(B)*	Amendment No. 1 to Exclusive License Agreement, dated September 8, 2014, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.8*	Master Sponsored Research Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.9*	Master Clinical Study Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.10#	Letter Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.11#	Exclusive License Agreement, dated December 3, 2013, by and between St. Jude Children’s Research Hospital, Inc. and the registrant

Exhibit Number	Description
10.12(A)#	Exclusive License Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant
10.12(B)#	Amendment No. 1 to Exclusive License Agreement, dated August 4, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant
10.13#	Sponsored Research Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant
10.14+†	Offer Letter Agreement, dated September 5, 2013, by and between Hans E. Bishop and the registrant, as amended by the Side Letter Agreement dated September 16, 2013
10.15+†	Offer Letter Agreement, dated January 1, 2014, by and between Bernard J. Cassidy and the registrant
10.16+†	Offer Letter Agreement, dated January 13, 2014, by and between Mark Frohlich, M.D. and the registrant
10.17+†	Offer Letter Agreement, dated March 20, 2014, by and between Steven D. Harr, M.D. and the registrant
10.18+†	Form of Director and Executive Officer Indemnification Agreement
10.19+†	2013 Equity Incentive Plan, as amended
10.20+†	Form of Restricted Stock Agreement under the 2013 Equity Incentive Plan
10.21+†	Form of Stock Option Grant Notice and Option Agreement under the 2013 Equity Incentive Plan
10.22+*	2014 Equity Incentive Plan
10.23+*	Form of Restricted Stock Purchase Agreement under the 2014 Equity Incentive Plan
10.24+*	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan
10.25+*	2014 Employee Stock Purchase Plan
10.26	Sublease Agreement, dated November 22, 2013, by and between Seattle Biomedical Research Institute and the registrant
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in page II-7 herein)

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
†	Previously filed.

(b)	Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)        For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on                     , 2014.

JUNO THERAPEUTICS, INC.

By:
Hans E. Bishop
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hans E. Bishop, Steven D. Harr and Bernard J. Cassidy as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Juno Therapeutics, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

HANS E. BISHOP	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

STEVEN D. HARR	Chief Financial Officer and Head of Corporate Development (Principal Accounting and Financial Officer)	, 2014

HOWARD H. PIEN	Chairman of the Board	, 2014

HAL V. BARRON	Director	, 2014

ANTHONY B. EVNIN	Director	, 2014

RICHARD KLAUSNER	Director	, 2014

ROBERT T. NELSEN	Director	, 2014

MARC TESSIER-LAVIGNE	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering

3.2*	Form of Amended and Restated Bylaws, to be effective upon completion of this offering

4.1†	Third Amended and Restated Investors’ Rights Agreement, dated August 1, 2014, by and among the registrant and the investors named therein

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Exclusive License Agreement, dated November 1, 2009, by and between City of Hope and ZetaRx, LLC, predecessor to the registrant

10.2*	Patent and Technology License Agreement, dated November 1, 2009, by and between Fred Hutchinson Cancer Research Center and ZetaRx, LLC, predecessor to the registrant

10.3*	Patent and Technology License Agreement, dated January 2, 2012, by and between Fred Hutchinson Cancer Research Center and ZetaRx BioSciences, Inc., predecessor to the registrant

10.4*	Collaboration Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant

10.5	Letter Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant

10.6*	Patent and Technology License Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant

10.7(A)*	Exclusive License Agreement, dated November 21, 2013, by and between Memorial Sloan-Kettering Cancer Center and the registrant

10.7(B)*	Amendment No. 1 to Exclusive License Agreement, dated September 8, 2014, by and between Memorial Sloan Kettering Cancer Center and the registrant

10.8*	Master Sponsored Research Agreement, dated November 21, 2013, by and between Memorial Sloan-Kettering Cancer Center and the registrant

10.9*	Master Clinical Study Agreement, dated November 21, 2013, by and between Memorial Sloan-Kettering Cancer Center and the registrant

10.10#	Letter Agreement, dated November 21, 2013, by and between Memorial Sloan-Kettering Cancer Center and the registrant

10.11#	Exclusive License Agreement, dated December 3, 2013, by and between St. Jude Children’s Research Hospital, Inc. and the registrant

10.12(A)#	Exclusive License Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant

10.12(B)#	Amendment No. 1 to Exclusive License Agreement, dated August 4, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant

10.13#	Sponsored Research Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant

10.14+†	Offer Letter Agreement, dated September 5, 2013, by and between Hans E. Bishop and the registrant, as amended by the Side Letter Agreement dated September 16, 2013

10.15+†	Offer Letter Agreement, dated January 1, 2014, by and between Bernard J. Cassidy and the registrant

10.16+†	Offer Letter Agreement, dated January 13, 2014, by and between Mark Frohlich, M.D. and the registrant

10.17+†	Offer Letter Agreement, dated March 20, 2014, by and between Steven D. Harr, M.D. and the registrant

10.18+†	Form of Director and Executive Officer Indemnification Agreement

10.19+†	2013 Equity Incentive Plan, as amended

10.20+†	Form of Restricted Stock Agreement under the 2013 Equity Incentive Plan

Exhibit Number	Description

10.21+†	Form of Stock Option Grant Notice and Option Agreement under the 2013 Equity Incentive Plan

10.22+*	2014 Equity Incentive Plan

10.23+*	Form of Restricted Stock Purchase Agreement under the 2014 Equity Incentive Plan

10.24+*	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan

10.25+*	2014 Employee Stock Purchase Plan

10.26	Sublease Agreement, dated November 22, 2013, by and between Seattle Biomedical Research Institute and the registrant

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in page II-7 herein)

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
†	Previously filed.